UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                         EMCEE BROADCAST PRODUCTS, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    268650108
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                January 31, 2000
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 268650108




1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Quaker Capital Management Corporation
         --------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)
                                                                           ---

                                                                       (b)  X
                                                                           ---
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
              ------------

   NUMBER OF                   5  SOLE VOTING POWER                    227,000
    SHARES
 BENEFICIALLY                  6  SHARED VOTING POWER                      0
   OWNED BY
     EACH                      7  SOLE DISPOSITIVE POWER               227,000
   REPORTING
    PERSON                     8  SHARED DISPOSITIVE POWER                 0
     WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              227,000
              -------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES
                -----

         The Reporting Person disclaims beneficial ownership of 225,000 shares owned by its clients.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.70%
              -----

12       TYPE OF REPORTING PERSON*

               IA
              ----


                               Page 2 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 268650108



Item 1.

         (a)      Name of Issuer

                  Emcee Broadcast Products, Inc.
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  Susquehanna St. Extension West PO Box 68 White Haven,
                  PA 18661
                  -------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Quaker Capital Management Corporation
                  -------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  401 Wood Street, Suite 1300, Pittsburgh, PA  15222
                  -------------------------------------------------------

         (c)      Citizenship

                  Pennsylvania, USA
                  -------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock
                  -------------------------------------------------------

         (e)      CUSIP Number

                  268650108
                  -------------------------------------------------------





                               Page 3 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 268650108



Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

     (a)   /   /     Broker of dealer registered under section 15 of the Act;

     (b)   /   /     Bank as defined in section 3(a)(6) of the Act;

     (c)   /   /     Insurance  company  as  defined  in section 3(a)(19) of the
                     Act;

     (d)   /   /     Investment  company  registered  under  section  8  of  the
                     Investment Company Act of 1940;

     (e)   / X /     An investment adviser in accordance with ss.240.13d-1(b)(l)
                     (ii)(E);

     (f)   /   /     An  employee  benefit  plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g)   /   /     A  parent  holding  company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h)   /   /     A  savings  association  as  defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

     (i)   /   /     A church plan that is excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment
                     Company Act of 1940;

     (j)   /   /     Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.  Ownership
         ---------

         (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 225,000 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of
                  Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals and employees own 2,000 shares of the Common Stock of the Issuer.

         (b) The shares covered by this report represent 5.70% of the Common Stock of the Issuer.



                               Page 4 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 268650108

         (c) The Reporting Person has sole voting and dispositive power over 225,000 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals and employees have sole voting and dispositive power over the 2,000 shares owned by the Reporting Person and/or its principals and employees.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                        --------

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person

         225,000 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 268650108


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        QUAKER CAPITAL MANAGEMENT CORPORATION


                                        MAY 8, 2000
                                        -------------------------------------
                                                     Date


                                        /s/ Mark G. Schoeppner
                                        -------------------------------------
                                                     Signature


                                        /s/ Mark G. Schoeppner, President
                                        -------------------------------------
                                                     Name/Title









                               Page 6 of 6 Pages